Mark R. Greer D 312.807.4393 F 312.827.8010 mark.greer@klgates.com

October 17, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Keeley Funds, Inc.

1933 Act Registration No. 333-124430

1940 Act Registration No. 811-21761

On behalf of Keeley Funds, Inc. (the “Corporation”), an open-end registered investment company, we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), post-effective amendment no. 31 to the Corporation’s registration statement under the Securities Act, which also is amendment no. 32 to its registration under the 1940 Act (the “Amendment”).

Reason for Amendment. This Amendment is being filed pursuant to Rule 485(a)(2) under the Securities Act to register a new series of the Corporation designated Keeley International Small Cap Value Fund (the “Fund”).

Members of Fund Complex. The Fund will be advised by Keeley Asset Management Corp., which also serves as the investment adviser to the other series funds of the Corporation, designated as the Keeley Small Cap Value Fund, Keeley Small Cap Dividend Value Fund, Keeley Small-Mid Cap Value Fund, Keeley Mid Cap Value Fund, Keeley Mid Cap Dividend Value Fund, Keeley All Cap Value Fund and Keeley Alternative Value Fund (collectively, the “KEELEY Funds”).

Request for Selective Review. As provided in Investment Company Release No. 13768 (February 15, 1984), we request selective review of this registration statement. The Fund will have the same investment adviser and distributor as the other KEELEY Funds, and the Fund’s other service providers and shareholder services policies, such as the procedures for the purchase and redemption of shares, will be identical to those of the other KEELEY Funds.

Effective Date. This filing is being made pursuant to Rule 485(a)(2) under the Securities Act, with a designated effective date of December 31, 2014.

Comments. Please direct any comments on this filing to the undersigned at (312) 807-4393 or to Alan Goldberg at (312) 807-4227.

Very truly yours,

By:	/s/ Mark Greer
Mark Greer